UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

January 4, 2016

Commission File Number: 1-12384

SUNCOR ENERGY INC.

(Name of registrant)

150 – 6th Avenue S.W.

P.O. Box 2844

Calgary, Alberta

Canada, T2P 3E3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

FOR IMMEDIATE RELEASE

Suncor Energy offer to acquire Canadian Oil Sands Limited set to expire on Fri. January 8, 2016

•	Suncor urges COS shareholders to tender their shares immediately to protect the value of their investment
•	Suncor to host investment community webcast / Q&A tomorrow at 7:30 a.m. MT (9:30 a.m. ET) to discuss the value of its offer

(All dollar amounts referenced are in Canadian dollars unless otherwise specified)

Calgary, Alberta (Jan. 4, 2016) – Suncor Energy today urged shareholders of Canadian Oil Sands Limited (“COS”) to tender their shares to Suncor’s offer before it expires at 6:00 p.m. MT (8:00 p.m. ET) on Fri. January 8, 2016 and recommended that shareholders get instructions to brokers immediately to ensure that they are processed in time as certain brokers and intermediaries will have tender deadlines on Tuesday or Wednesday of this week.

As announced on October 5, 2015, Suncor is proposing to acquire all of the outstanding shares of COS. Under the terms of the offer, each COS shareholder will receive consideration of 0.25 of a Suncor share per COS share. Based on the closing price of Suncor’s shares on December 31, 2015, the offer currently represents an implied value of $8.93 per COS share or a significant 44% premium to the pre-offer trading price of $6.19 per COS share.

In addition, COS shareholders will receive a 45% cash dividend increase. COS shareholders will also benefit from ongoing ownership in shares of Suncor, Canada’s leading integrated energy company. Suncor’s integrated business model and strong balance sheet have consistently delivered superior returns to shareholders throughout the price cycle. Over the five years ending October 2, 2015, through changing oil price environments, Suncor increased its dividend by 190% and delivered a total shareholder return of over 15%. During that same period, Canadian Oil Sands cut its dividend by 90% and its shareholders endured a negative total return of 69%.

“We are urging COS shareholders to act now to protect the value of their investment by tendering their shares to our offer,” said Steve Williams, Suncor’s president and chief executive officer. “In the ten months since we first approached COS about a friendly business combination, we believe COS’ prospects as an independent company in a ‘lower for even longer’ oil price environment have worsened considerably. We have made a full and fair offer that provides immediate value, a safer haven as compared to COS in an extremely difficult market environment and significant upside when commodity prices finally improve. That said, we can only invest so much time and money in this effort and will feel compelled to move on to other opportunities if we don’t see substantial support for our bid on Friday.”

Suncor urges COS shareholders to consider the following facts

1.	If the offer is rejected, shares of COS may drop in value well below the unaffected pre-bid price of $6.19, based on other recent examples in the marketplace[1], the 20% drop in the price of benchmark WTI crude oil since Suncor announced its offer on October 5, 2015 and the continued operating challenges at Syncrude.

Suncor Energy 150 6 Avenue S.W. Calgary, Alberta T2P 3E3 suncor.com

2.	Based on the current oil price outlook, it could be many years before COS is able to pay down its debt levels and increase its dividend.[2]

3.	COS’ only operating asset, Syncrude, continues to suffer operational challenges and has failed for the fourth consecutive year to achieve even the lowest-end of COS’ annual production guidance range. By tendering, COS shareholders will join Suncor, and we believe Suncor will have the capability and influence to drive real production improvements at Syncrude.

“We would be very pleased to welcome COS shareholders to Suncor,” said Mr. Williams. “Suncor’s integrated business model and strong balance sheet have consistently delivered superior returns to shareholders throughout the price cycle. We are well-positioned for the current market environment, and to fully capitalize when conditions improve. If we are successful, we will move quickly to eliminate COS’ administration costs and devote the resources necessary to work with our partners at Syncrude to achieve what we believe can be real and lasting operational improvements and create significant value for all of our shareholders.”

Conference call

Suncor will hold a teleconference and webcast to discuss its offer on Tues., January 5, 2016 at 7:30 a.m. MT / 9:30 a.m. ET. Representing management will be Steve Williams, Suncor president and chief executive officer. A question and answer period will follow brief remarks from management. Steve Douglas, vice president, Investor Relations will host the call.

To participate in the conference via webcast, go to suncor.com/webcasts.

To participate in the teleconference:

•	if calling from North America: 1-800-926-6571
•	if calling from outside North America: 1-212-231-2903

About Suncor’s Offer for COS

For more information about Suncor’s offer for COS, visit http://www.suncorofferforcanadianoilsands.com/

D.F. King has been retained as information agent for the offer. Shareholders may contact D.F. King at:

Toll Free in North America: 1-866-521-4427

Banks, Brokers and Collect Calls: 1-201-806-7301

Toll Free Facsimile: 1-888-509-5907

Email: inquiries@dfking.com

[1]	Three recent examples when a takeover was announced but not completed: (a) Strad Energy Services Ltd.’s share price on the TSX closed on December 31, 2015 at $1.63, which is 33% below its unaffected pre-offer price of $2.43; (b) Pacific Exploration & Production Corp.’s (formerly Pacific Rubiales Energy Corp.), share price on the TSX closed on December 31, 2015 at $1.71 which is 65% below its unaffected pre-offer price of $4.83; (c) K+S AG share price on the DAX closed on December 30, 2015 at €23.68 which is 17% below its unaffected pre-offer price of €28.63.

[2]	Analysis based on current strip pricing (e.g. the price of forward contracts to purchase WTI) and COS’ statement that its priority as a stand-alone business would be to pay down debt. On December 1, 2015, COS CEO Ryan Kubik said on a COS investor call: “We’ll prioritize debt reduction at this point in time and bring the leverage levels back down towards the lower end of our $1 billion to $2 billion debt range”.

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NOTICE TO U.S. HOLDERS

The Offer is being made for the securities of a Canadian issuer by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare the Offer documents in accordance with the disclosure requirements of Canada. Shareholders in the United States should be aware that such requirements are different from those of the United States. The financial statements included or incorporated by reference in the Offer documents have been prepared in accordance with International Financial Reporting Standards, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of U.S. companies.

Shareholders in the United States should be aware that the disposition of their shares in COS (“Shares”) and the acquisition of Suncor common shares by them as described in the Offer documents may have tax consequences both in the United States and in Canada. Such consequences for shareholders who are resident in, or citizens of, the United States may not be described fully in the Offer documents.

The enforcement by shareholders of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that each of Suncor and COS are incorporated under the laws of Canada, that some or all of their respective officers and directors may be residents of a foreign country, that some or all of the experts named in the Offer documents may be residents of a foreign country and that all or a substantial portion of the assets of Suncor and COS and said persons may be located outside the United States.

THE SUNCOR COMMON SHARES OFFERED AS CONSIDERATION IN THE OFFER DOCUMENTS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) OR ANY U.S. STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY U.S. STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Shareholders should be aware that, during the period of the Offer, Suncor or its affiliates, directly or indirectly, may bid for or make purchases of Suncor common shares or Shares, or certain related securities, as permitted by applicable law or regulations of the United States, Canada or its provinces or territories.

On October 5, 2015 Suncor filed a registration statement on Form F-80, as amended from time to time, which includes the documents related to the Offer, with the SEC in respect of the Offer. This news release is not a substitute for such registration statement or any other documents that Suncor has filed or may file with the SEC or send to shareholders in connection with the Offer. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM F-80, AS IT MAY BE AMENDED FROM TIME TO TIME, AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE OFFER AS THEY BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain a free copy of the registration statement on Form F-80, as well as other filings containing information about Suncor, at the SEC’s website (sec.gov).

Forward-Looking Statements

This news release contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”), including statements about: the dividend increase expected to be received by COS shareholders if they tender to the offer and the offer is accepted; the offer, including that Suncor is expected to provide a safer haven in an extremely difficult market environment as compared to COS and significant upside when commodity prices finally improve and that Suncor will feel compelled to move on to other opportunities if it doesn’t see substantial support for the bid on Friday; COS’ trading price, including that a sharp drop in COS share price would occur if no action is taken (possibly to below the COS pre-offer price); the fact that it could be many years before COS is able to pay down its debt levels and increase its dividend; Suncor’s belief that it is well-positioned in the current market environment, and will be able to fully capitalize when conditions improve; and if Suncor is successful in the offer, it will move quickly to eliminate COS’ administration costs and devote the resources necessary to work with its partners at Syncrude to achieve what Suncor believes can be real and lasting operational improvements and create significant value for all of its shareholders that are based on Suncor’s current expectations, estimates, projections and assumptions that were made by Suncor in light of its experience and its perception of historical trends. Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Users of this information are cautioned that actual results may differ materially as a result of, among other things, assumptions regarding expected synergies and reduced operating expenditures; volatility of and assumptions regarding oil and gas prices; assumptions regarding timing of commissioning and start-up of capital projects; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in marketing operations (including credit risks); imprecision of production and reserves estimates and estimates of recoverable quantities of oil, natural gas and liquids from Suncor’s properties; the ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; assumptions regarding the timely receipt of regulatory and other approvals; the ability to secure adequate product transportation; changes in royalty, tax, environmental and other laws or regulations or the interpretations of such laws or regulations; applicable political and economic conditions; the risk of war, hostilities, civil insurrection, political instability and terrorist threats; assumptions regarding OPEC production quotas; and risks associated with existing and potential future lawsuits and regulatory actions.

Although Suncor believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Suncor’s Offer to Purchase Canadian Oil Sands Limited shares and accompanying Take-over Bid Circular dated October 5, 2015, Suncor’s Notice of Variation and Change of its offer dated November 12, 2015, Suncor’s Notice of Extension of its offer dated December 3, 2015 (collectively the “Offer documents”), its management’s discussion and analysis (“MD&A”) for the period ended September 30, 2015 (the “Third Quarter MD&A”) and dated October 28, 2015, 2014 Annual Report and its most recently filed Annual Information Form/Form 40-F and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3, by calling 1-800-558-9071, or by email request to invest@suncor.com or by referring to the company’s profile on SEDAR at sedar.com or EDGAR at sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Suncor’s actual results may differ materially from those expressed or implied by its forward looking statements, so readers are cautioned not to place undue reliance on them.

The financial and operating performance of Suncor and its reportable operating segments and the timing and terms upon which the Offer may be consummated, if at all, may be affected by a number of factors. Many of these risk factors and other assumptions related to Suncor’s forward-looking statements and information are discussed in further detail throughout the Offer documents, the Third Quarter MD&A, and in Suncor’s 2014 annual MD&A, 2014 Annual Information Form and Form 40-F on file with Canadian securities commissions at sedar.com and the SEC at sec.gov, and readers should refer to such risk factors and other statements in evaluating the forward-looking statements contained in this news release.

Suncor Energy is Canada’s leading integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. A member of Dow Jones Sustainability indexes, FTSE4Good and CDP, Suncor is working to responsibly develop petroleum resources while also growing a renewable energy portfolio. Suncor is listed on the UN Global Compact 100 stock index and the Corporate Knights’ Global 100. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor, visit our web site at suncor.com, follow us on Twitter @SuncorEnergy, or come and See what Yes can do.

For more information please contact:

Investor inquiries:

800-558-9071

offer@suncor.com

Media inquiries:

403-296-4000

media@suncor.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUNCOR ENERGY INC.

Date: January 4, 2016	By:	/s/ Shawn Poirier
Shawn Poirier
Assistant Corporate Secretary